United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of September, 2005

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

(MASECA INDUSTRIAL GROUP, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X      Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___        No  X

CONTENTS
SHAREHOLDERS APPROVE A PROPOSAL TO TERMINATE THE  AMERICAN DEPOSITARY RECEIPT PROGRAM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano
 ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: September 30, 2005

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, September 30, 2005	New York Stock Exchange: MSK Bolsa Mexicana deValores: MASECAB

SHAREHOLDERS APPROVE A PROPOSAL TO TERMINATE THE AMERICAN DEPOSITARY RECEIPT PROGRAM

Monterrey, N.L., Mexico, September 30, 2005 - Grupo Industrial Maseca, S.A. de C.V. (BMV: MASECAB; NYSE: MSK) (the ''Company''), the worldwide manufacturing leader of corn flour, announced today that its shareholders approved, at an Extraordinary Shareholders Meeting held today, a proposal to terminate its American Depositary Receipt (''ADR'') program.

The Company's American Depositary Shares (''ADSs''), evidenced by ADRs, trade on the New York Stock Exchange (''NYSE'') under the symbol MSK. Each ADS represents 15 of the Company's Class B common shares (''B Shares'') currently traded on the Bolsa Mexicana de Valores (the ''Mexican Stock Exchange'') under the symbol MASECAB.

The Company's management believes that it is in the best interests of the Company to terminate its ADR program, cause the delisting of its ADSs from the NYSE and deregister its ADSs and B Shares from under the U.S. Securities and Exchange Act of 1934 (the ''Exchange Act'').

Because there is limited liquidity in the ADSs due to the relatively small number of ADS holders in the United States, management believes that the benefits derived from maintaining the listing and registration of the Company's ADSs do not outweigh the substantial costs. GRUMA S.A. de C.V. (''GRUMA''), the Company's parent company, will maintain its ADS listing on the NYSE under the symbol GMK.

The Company's ADSs can continue to be traded on the NYSE until the termination date, which is expected to be November 15, 2005. Once the ADR program has terminated, the company expects that the NYSE will suspend trading and commence procedures to delist the ADSs.

After the termination date, ADS holders will have six months to surrender their ADSs to Citibank N.A. as depositary for the ADRs (the ''Depositary'') and receive B Shares after paying applicable fees charged by the Depositary. ADS holders may also request the sale of such B Shares. After six months from the termination date, the Depositary will sell the B Shares underlying any remaining ADSs and apply the proceeds to the applicable accounts.

If the Company determines that it has fewer than 300 holders of its equity securities that are U.S. residents, the Company may apply for deregistration from the Exchange Act with the SEC. Once the Company deregisters under the Exchange Act, the reporting obligations would no longer be applicable to the Company.

Founded in 1949, GIMSA, S.A. de C.V., is the world's largest producer of corn flour. GIMSA is engaged principally in the production, distribution, and sale of corn flour in Mexico under the  MASECA® brand name. GIMSA owns 17 production facilities located throughout the country and has an estimated annual corn flour capacity of 2.4 million metric tons. GIMSA's corn flour is used mainly in the preparation of tortillas and other related products.